AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2013

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Avrupa Minerals Ltd. (“Avrupa” or the “Company”) and has been prepared based on information known to management as of August 27, 2013.  This MD&A is intended to help the reader understand the consolidated financial statements of Avrupa.

The following information should be read in conjunction with the unaudited financial statements and related notes for the six months ended June 30, 2013 and the Company’s audited financial statements for the year ended December 31, 2012, prepared in accordance with International Financial Reporting Standards (“IFRS”). The MD&A provides a review of the performance of the company for the six months ended June 30, 2013. Additional information relating to the Company can be found on SEDAR www.sedar.com.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future financial results.  Consequently, certain statements contained in this MD&A constitute express or implied forward-looking statements.    Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The following forward looking statements have been made in this MD&A:

•

Impairment of long-lived assets;

•

The Company’s assumptions and estimates used in its Technical Report filed on July 5, 2010, as well as the potential resource estimates and interpretations from that Technical Report;

•

The progress, potential and uncertainties of the Company’s mineral properties in Portugal, Germany and Kosovo; and

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

SUMMARY AND OUTLOOK

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 17 exploration licenses in three European countries, including eleven in Portugal covering 3,018 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, covering five of the licenses, including:

*

The Alvalade JV, with Antofagasta Minerals SA (“Antofagasta”), covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

*

The Covas JV, with Blackheath Resources Inc. (“Blackheath”), covering one license in northern Portugal, for intrusion-related W deposits; and

*

The Arga JV, with Blackheath Resources Inc. (“Blackheath”), covering one license located adjacent to the Covas project, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

*

Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

*

Five licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt;

*

Four licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

*

One additional license for gold and copper in southern Kosovo;

*

One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

During the six months ended June 30, 2013, the Company continued to carefully manage its cash and corporate overhead.  Detailed Mineral Property information, including 2013 activity, can be found in Section 3.

Management’s overall expectations for the Company are positive, due in part to the following factors:

•

The Company established a joint venture with Antofagasta on its Alvalade property in Portugal to spend US$4.3 million by June 3, 2014 to earn 51%.

•

The Company established a joint venture with Blackheath on its Covas property in Portugal to spend €1,000,000 in exploration on the property before March 31, 2014 to earn 70%.

•

The Company established a joint venture with Blackheath on its Arga property in Portugal to spend €200,000 in exploration on the property before March 23, 2015 to earn 51%.

•

The Company is highly experienced in Europe and is negotiating additional ventures on its existing portfolio of properties.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

TABLE OF CONTENTS

1. Background

5

2. Overview

6

2(a) Company Mission and Focus

6

2(b) Qualified Person

6

2(c) Description of Metal Markets

6

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

6

2(e) Historical estimates are not NI 43-101 compliant

6

3. Mineral Properties

7

3(a) Portugal

8

a) Alvalade JV Project with Antofagasta (including Caveira and Ferreira do Alentejo)

9

b) Covas JV with Blackheath

10

c) Arga JV with Blackheath

11

d) Marateca

11

e) Exploration and prospect generation (countrywide)

12

3(b) Kosovo

15

a) Kamenica

16

b) Glavej

16

c) Selac

17

d) Koritnik

17

e) Slivovo

17

3(c) Germany

19

Oelsnitz

19

4.  Risks and Uncertainties

21

5.  Impairment of Long-lived Assets

22

6.  Material Financial and Operations Information

23

6(a) Selected Annual Financial Information

23

6(b) Summary of Quarterly Results

23

6(d) Liquidity and Capital Resources

24

6(e) Disclosure of Outstanding Share Data

25

6(f) Commitment and Contingency

26

6(g) Off-Balance Sheet Arrangements

26

6(h) Transactions with Related Parties

27

6(i) Financial Instruments

28

6(j) Management of Capital Risk

30

7. Subsequent Events

30

8.  Policies and Controls

30

9. Information on the Board of Directors and Management

32

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

1. Background

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia.

On July 13, 2010, the Company acquired (a) 90% of the issued and outstanding shares in MAEPA and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”) and began trading on the TSX Venture Exchange under the symbol “AVU” as of July 14, 2010.  In April 2012, the Company acquired the remaining 10% of MAEPA to own 100% interest in MAEPA from its non-controlling interest owner (“NCI owner”) with the following terms:

1.

Paid the NCI owner $150,000; and

2.

Issued 500,000 common shares of the Company to the NCI owner.

The common shares of the Company issued to NCI owner have trading restrictions such that 25% of the shares will be free trading after 6 months, another 25% of the shares after 12 months, another 25% of the shares after 18 months, and the final 25% of the shares after 24 months.

With the purchase of the remaining 10% interest in MAEPA, the Company now owns 100% interest in MAEPA.

On August 20, 2013, the Company purchased the remaining 7.5% interest in Innomatik Exploration Kosovo LLC (“Innomatik”) from four owners.

The terms of the acquisition are:

•

The Company shall issue a total 450,000 common shares of the Company subject to certain restriction as soon as Avrupa obtains the approval from the TSX Venture Exchange to his agreement and the issuance of the shares (issued on August 23, 2013).

•

For a previous land payment extension granted in June 2012 by IEK on the two licenses in Kosovo, namely Kamenica and Glavej, the Company will provide, by December 31, 2013, the agreed-upon payments equivalent to €50,000 in cash or shares per license, as stipulated by the June 2012 agreement.

With the purchase of the remaining 7.5% interest in Innomatik, the Company now owns 100% interest in Innomatik.

The Company and its subsidiaries’ principal activities are to locate, explore and develop the mineral resources properties in Europe.

In September 2012, the Company secured a listing in Europe and began trading on the Frankfurt Stock Exchange under the trading symbol “8AM”.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

2. Overview

2(a) Company Mission and Focus

The Company is focused on exploring and developing economic mineral projects in Europe as a “prospect generator” company. The Company plans to explore different stages exploration projects, and to acquire and option out these exploration projects, while keeping a retained interest.

2(b) Qualified Person

Mr. Paul W. Kuhn, M.Sc., a Licensed Professional Geologist and a Registered Member of The Society of Mining Engineers, is a Qualified Person, as defined by National Instrument 43-101. Mr. Kuhn has reviewed the technical contents of this MD& A.

2(c) Description of Metal Markets

Gold prices have remained well above their long term averages, at or near all time highs, albeit with high levels of volatility.  Market interest in gold exploration is currently stronger than for base metals.

Other metals such as copper prices have risen significantly since their lows in late 2008 and copper is now trading over $3 per lb.  Market interest in exploration for other metals such as copper is excellent and the Company will monitor its resources relative to its opportunities during the coming fiscal year.

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

2(e) Historical estimates are not NI 43-101 compliant

The historical estimates contained in this MD&A have not been calculated in accordance with the mineral resources or mineral reserves classifications contained in the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by National Instrument 43-101 ("NI 43-101").  Accordingly, the Company is not treating these historical estimates as

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

current mineral resources or mineral reserves as defined in NI 43-101, and such historical estimates should not be relied upon. A qualified person has not done sufficient work to date to classify the historical estimates as current mineral resources or mineral reserves.

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from the Company’s website (www.avrupaminerals.com).

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(a) Portugal

The Company through its wholly-owned subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

AVRUPA LICENSES AND JV'S IN PORTUGAL

COVAS JV
ARGA JV
CANDEDO
SABROSO
BRAGA OFFICE
ARCAS
PORTO
LISBON
MARATECA2
ALVITO
GRANDOLA OFFICE
SINES
ALVALADE JV
MERTOLA
N
LICENSES
TO BE ISSUED
JOINT VENTURES
50 0 50 100
Kilometers
Scale: 1:2,500,000

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

a) Alvalade JV Project with Antofagasta (including Caveira and Ferreira do Alentejo)

On June 6, 2011, the Company announced that it signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration for copper-zinc massive sulfide deposits on the Alvalade project and on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta, whereas the Company granted to Antofagasta the option to acquire an undivided 51% of the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period.

The Company announced on February 2, 2012 the commencement of exploration work in the Portuguese Pyrite Belt under the Alvalade Joint Venture. The budget for work in 2012 was increased to US$2.5 million and approved by Antofagasta.

On June 5, 2012, the Company announced that the Company and its joint venture partner Antofagasta had completed a Phase 1 exploratory core drilling program in three separate target areas within the Alvalade block of licenses.  The initial drilling program consisted of eight holes, totaling 3,269.8 meters.  The Company’s geologists re-logged and selectively sampled over 50,000 meters of historic drill core from 194 drill holes completed by previous explorers within the JV area.  New knowledge and understanding gained from this work and from the completed initial drill program were used to plan for Phase 2 drilling.

On January 30, 2013, the Company announced that the completion of drilling and the receipt of all results related to the Phase 2 drilling on the Alvalade JV project. The Company drilled eight holes, totaling 3,491 meters.

On March 5, 2013, the Company announced the start-up of phase 3 drilling on the Alvalade JV project. The company and Antofagasta planned to drill 4,500 to 5,000 meters in ten drill holes.

On July 23, 2013, the Company announced that core drilling resumed in the Pyrite Belt of Portugal at the Monte da Bela Vista target area within the Alvalade JV.  This will be the fourth hole drilled at Monte da Bela Vista, which is located less than two kilometers north of the old Lousal Mine on the Neves Corvo mineral trend.  The Company plans to drill 2-3 holes and up to 1600 meters at several targets in Phase 3b of drilling.  Earlier this year, the Company drilled 2,756 meters in five holes at various targets during Phase 3a. Results from Phase 3a drilling continue to show positive potential at Monte da Bela Vista.  Drill hole MBV03 intersected several zones of stockwork quartz-sulfide mineralization, including a 65-meter wide zone at a depth of 426 to 491 meters.

As of June 30, 2013, Antofagasta had forwarded a total of $3,708,922 (US$3,704,000) for the Alvalade JV project, including the US$300,000 for the initial study of the project.  The Company held $141,733 (€103,637) on behalf of Antofagasta to be spent on the Alvalade JV project, which is recorded as restricted cash.  In addition, Antofagasta paid directly to its own consultant

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

seconded to the project an amount of US$103,765 which contributes further to Antofagasta’s funding to the project.

For further information about the drill results, please refer to the Company’s news releases on www.sedar.com or on the Company’s website.

b) Covas JV with Blackheath

The Covas tungsten deposit is a ring of tungsten-bearing pyrrhotite skarns that surrounds a 3 kilometer by 2 kilometer presumed buried multiple-intrusion complex, called the Covas Dome.  Previous operators drilled nearly 27,000 meters in 329 drill holes, and Union Carbide, the last major explorer in the district, developed a non 43-101 compliant historic resource of 922,900 thousand metric tonnes @ 0.78% WO3 at Covas.  Information about the historic Covas tungsten resource comes from NI 43-101 technical report entitled “Covas Tungsten Deposit”, written for Wega Mining ASA by B.J. Price, P. Geo., in 2007.  The Company has not completed sufficient work to validate the information, although it is considered to be reliable and relevant.  Despite the large amount of drilling, the skarn ring has only been about 40% explored, and only cursory work has been completed in the Dome area.

On May 18, 2011, the Company announced the signing of an agreement to option out the Covas tungsten project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013, of which €150,000 is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending a further €700,000 for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

As of June 30, 2013, Blackheath forward a total $875,520 (€680,437) for the Covas property. The Company held $96,783 (€69,306) on behalf of Blackheath to be spent on the Covas property, which is recorded as restricted cash.

On March 27, 2012, the Company announced that the Government of Portugal approved and signed a one-year extension to the Covas W-Au exploration license. The permit was valid until March 20, 2013, and required a work investment of €500,000, including up to 2,100 meters of drilling, to fulfill all exploration commitments. The exploration commitments were fulfilled, and the exploration license has been replaced by a trial exploitation license which is valid for three years until 2016, with the possibility of a two-year extension until 2018.

The Company started the 2012 exploration program at the Covas tungsten-gold joint-ventured project in July 2012 which included compilation of existing data and surface work including detailed mapping and sampling of certain anomalous areas, to be followed by trenching and a diamond drilling program.  In September 2012 the Company began a 2,100 meters drilling program at the Covas Joint Venture project.

On March 1, 2013, the Company announced that the Phase 1 drilling is complete. The Phase 1 drilling is to confirm and test known tungsten mineralization and extensions, as well as new

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

mineral target at Covas. The Company drilled 15 diamond drill holes, totaling 1,606 meters in five different target areas around the “Skarn Ring” and within the “Covas Dome” area. Results from 13 of the holes have returned from the laboratory, and the best results came from the Telheira and Lapa Grande target areas, where historic drilling had previously demonstrated the potential for high grade tungsten mineralization. In addition, step-out drilling at the Castelo target area showed potential for tungsten mineralization, southeast of previously documented mineralized areas.

Further work, including re-logging and sampling of historic core, more detailed mapping and targeting, and continued review and re-interpretation of the historic data will assist in planning of further drill exploration and delineation of these mineral bodies in the next phase of drilling.  Further surface work will be undertaken in the coming field season, prior to follow-up drilling in the Dome area.

For further information, please refer to the Company’s news releases on www.sedar.com or on the Company’s website.

c) Arga JV with Blackheath

The Arga license, acquired in early 2012 covering 28.4 square kilometers, is located in northwestern Portugal, adjacent to the south of the Company’s Covas tungsten property.  The target area is dominated by northwest-trending structural zones containing numerous sulfide-bearing veins.  Several zones are present, with the main trends greater than five kilometers in length and striking directly towards the Covas tungsten prospect to the north.  The Portuguese Geological Survey mapped the area in the 1990’s and collected over 3,600 soil samples in portions of the main structural zones.  Review of the data shows strong, zoned correlation of anomalous geochemistry in the main northwest-trending zones which is typical for intrusion-related gold deposits and for tungsten deposits.  The anomalous results include those for tungsten, bismuth, arsenic, silver, molybdenum, zinc, lead, cooper, and tin.  Analysis for gold in the soil samples was not done in this investigation.

On May 10, 2013, the Company has signed an agreement to option out the Arga Tungsten-Gold Project to Blackheath. Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €200,000 in exploration on the project before March 23, 2015, of which €60,000 is a firm commitment and must be spent by March 23, 2014. Blackheath can then earn an additional 19% by spending an additional €800,000 by March 23, 2017. Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study on the property by March 23, 2020.

As of June 30, 2013, Blackheath had forwarded a total $30,750 (€22,500) for the Arga property. The Company held $19,158 (€14,009) on behalf of Blackheath to be spent on the Covas property, which is recorded as restricted cash.

d) Marateca

On September 5, 2012, the Company announced that it completed a prospecting review of the Marateca license, and determined the geological validity of five more potential massive sulfide drill targets, not previously reviewed.  All five of the new target areas have typical, prospective

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Pyrite Belt massive sulfide target rock units exposed at the surface. After Avrupa upgrades the areas with geological mapping, sampling, and targeting work, all five new areas should be drillable.  There are several other potential target areas within the license that have not yet been reviewed, in addition to the São Martinho, Volta, and Serrinha targets where Avrupa performed first-pass recon and stratigraphic drill testing in previous years.

On July 26, 2013, the Mining Bureau of Portugal issued the new Marateca license to the Company.  The license covers approximately 742 square kilometers and is located 40 kilometers north of the Company’s Alvalade JV project. The new Marateca license covers a portion of the Pyrite Belt that is under-explored.  Targets within the license area are potential copper- and zinc-bearing massive sulfide deposits, hosted in a similar geological setting to that of the Alvalade JV project.

Recently, the Company discovered outcropping copper mineralization at the Cordoeira target area, and an outcropping gossan zone in the Pego do Altar target area.  There are at least five other known targets on the property, but little previous work has been completed in these areas.

The Marateca license lies adjacent to the Company’s Alvito license (see below) which hosts a number of early-stage copper and precious metal targets.  The Company is aiming to joint venture both licenses, singly or together, and has begun to actively encourage potential partners to review the numerous metals’ targets on both licenses.  The two licenses, together, cover 1,730 square kilometers and provide both regional exploration target possibilities and individual, already-identified targets that can be brought to drilling stage with a small amount of surface exploration work.

e) Exploration and prospect generation (countrywide)

The Company is also actively exploring in other parts of the country, using its experience-amassed database to review old prospects and districts from new angles and to develop wholly new generative ideas.

The Company has a number of new exploration licenses covering attractive areas around the country.  There are also several applications in early-stage processing at the Portuguese Mining Bureau.

Alvito Property

The Alvito exploration license covers 988 square kilometers of prospectable land straddling the northeastern margin of the Pyrite Belt, adjacent to the Marateca license, and the Ossa Morena zone of southern Portugal.  There has been some scattered exploration in the lands covered by the permit, but the Company expects to undertake the initial systematic grassroots program in the region for possible porphyry copper and gold mineralization.  The license area also covers extensions of several target areas from the Company’s Marateca license, lying immediately to the west of Alvito. There has been a moderate amount of previous work, which has been documented and archived by the Portuguese geological survey.

The Company has completed a prospection report covering the parts of the new Alvito license which fall into the Ossa Morena metallogenic zone, lying just north and northeast of the Iberian Pyrite Belt in Portugal.  The Company’s geologists reviewed a number of old workings and

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

prospects within the license area, and established that all the prospects visited are potentially open for porphyry copper-gold exploration.  The prospecting team collected 46 select rock samples around the old workings.  Of the samples collected, 17 (37%) contained detectable gold of 200 ppb or better, five of which contained greater than 1 ppm of gold.  A total of 22 (48%) of these samples contained copper values greater than 1% copper, up to 9.4% copper.

In addition, the Company recently obtained a partial historical data set from the Portuguese Geological Survey (LNEG) that includes copper and zinc sample results from a total of 66,500 soil samples previously collected within the boundaries of the license area.  Review of the results indicates a NW-trending zone of copper anomalies that stretches across the license for more than 20 kilometers, with a width of 3-4 kilometers, and covers not only the prospects visited, but also other areas not previously recognized as definitively prospective.  In addition to porphyry copper and gold potential, the license covers Pyrite Belt target extensions from across the adjacent Marateca license at the north end of the concession.  The Company has already begun the process of identifying and contacting potential partners for further exploration on the license.

On April 18, 2013, the Company announced positive results from first-pass exploration work and has now collected 144 rock chip samples, centering around 16 separate prospect areas.  See the news release on April 18, 2013 for sample results.

Arcas Property

The Company acquired the Arcas Au-W license in northern Portugal in mid-2012.  The Mining Bureau of Portugal (DGEG) awarded a two-year exploration contract to the Company, covering 75.8 km2.  The area was previously explored for tungsten deposits, but no past production has been reported.  During 2012, the Company collected a total of five select samples of quartz vein material around the project area that averaged 2.15 ppm gold and ranged from 0.405 ppm gold to 3.89 ppm gold.  Follow-up reconnaissance and prospecting have indicated at least three potential target areas of northeast-trending and east-west trending quartz veins hosted in granitic rocks, as at Sabroso (see below).  A number of old workings, of undetermined age, are present in these areas.  In addition, the Company discovered, near the center of the license, one zone of massive silicification over one kilometer long and up to 30 meters wide.  The Company plans to carry out a license-wide stream sediment sampling and prospecting program later this spring to better delineate prospective gold target areas.

Sabroso Property

On December 11, 2012, the Company announced the acquisition of Sabroso, located in northern Portugal in a developing belt of potential tungsten and gold mineralization, related to granitic intrusions.

On May 2, 2013, the Company announced that the results from first pass sampling of sheeted and stockwork quartz veining in two separate target areas within the Sabroso license area have returned with anomalous gold results.  Fifty samples were collected, and 25 returned geochemical values of over 1 ppm gold, including eight samples with assay values greater than 10 g/t gold.  The samples were collected from swarms and stockworks of small quartz veins with widths from 2 cm to 50 cm and hosted in granite country rock. The type of deposit targeted by the Company’s technical staff is known as intrusion-related gold

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

mineralization, where a high density of gold-bearing veins is important to the ability to outline a mineable metal deposit.  Future work on the license will be focused on delineating targets where the density of gold-bearing veins is significantly higher than normal.  The priorities on the Sabroso license include the Grovelas and the Godinhaços target areas.  Both targets involve swarms of quartz veins related to parallel, greater than one-kilometer-wide, NE-striking structural zones hosted in granite rocks. Further reconnaissance work may outline other areas in this prospective license.

Candedo Property

The Company acquired the Candedo license at the end of 2012.  The main target area is located around the old underground Jariça silver mine that was first discovered by the Romans, and then re-opened during the early 20th century.  Some extraction and exploration were reported at that time, and again in the mid 1980’s, but little work has been completed since those times, and little is known about the actual mineral zone, itself.  Historic records from the period 1912 to 1919 indicate that silver grades were locally high, up to +1,000 ppm, but the Company has not yet physically verified this information, as access to the old workings is not possible at this time.  Old production records have not been located, but a total of 700-1,000 meters of tunneling on four levels of underground workings was mapped in the year 1986.  The mineralization was described as a silicified breccia zone hosted in two parallel northerly-trending fault zones.  The Company’s near-term plan is to determine the potential for further silver and gold mineralization along the surface-visible, two-kilometer-long fault zone that hosts the Jariça mineralization, and in several nearby locations where other old workings are present.

Sines Property

On December 11, 2012, the Company announced the acquisition Sines, located in southern Portugal in a relatively unexplored part of the Portuguese Pyrite Belt.

Generative work

The Company continues to identify and attempt to acquire other potentially prospective areas in the Pyrite Belt.

The Company maintains excellent relations with both the Mining Bureau and the Geological Survey in Portugal.  The Company intends to continue to generate high quality metal targets in Portugal, using innovative and aggressive exploration thinking and activities to upgrade the targets to JV-ready status.  With a prospect generator business model, the Company will then attract larger, mining-oriented companies to take on the projects for further, higher-risk exploration, and hopefully development into metals’ production.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(b) Kosovo

The Company through its subsidiary Innomatik Exploration Kosovo (Innomatik) has been advancing its prospects in Kosovo towards JV-ready status.  The Company is actively searching in Europe and North America for suitable strategic partners to advance the Kosovo program.

AVRUPA LAND IN KOSOVO

SELAC
GLAVEJ
STAN TERG MINE
(AG-PB-ZN)
KAMENICA
PRISHTINE
SLIVOVO
ARTANA MINE
(AU-AG-PB-ZN)
KORITNIK
ACTIVE EXPLORATION LICENSES
N
15 0 15 30
Kilometers

AVRUPA MINERALS

The Company’s Kosovo exploration team has long-term experience with the democratically-elected Kosovo government, with the United Nations and European Union administrators of the

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

pre-independent country, and with the metallogeny and mineral deposits of the region.  The Company is currently the most active metals’ exploration group in Kosovo.  There has been little modern, systematic exploration performed in Kosovo to date, leaving an opportunity for successful prospect and project generation. The Company continues to upgrade its two projects at Kamenica and Glavej, and has identified three other prospective areas covered by the Selac, Koritnik and Slivovo exploration licenses.

All of the Company’s Kosovo properties have outcropping base metal mineralization and/or significant alteration zones.  Most of the targets have not been previously drilled and have old workings of perhaps Roman and certainly Saxon age, to possibly early 20th century age in a number of locales.

a) Kamenica

The Kamenica license was renewed for two years under the new Mining Law.  The size of the license was reduced by 50% to approximately 45 km2.  Targets in the Kamenica license are located 2 to 5 kilometers, along strike, from the historic Artana (Novo Brdo) silver/lead/zinc/gold mine.  The Artana Mine has operated intermittently since Saxon times in the 12th to 14th centuries.  According to recently-acquired UNMIK (United Nations Mission in Kosovo) information, in modern times the Artana Mine has produced 4-5 million metric tonnes of +10% Pb and Zn, 140 g/t Ag, and 1 g/t Au, over its still-continuing operation.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Artana Mine is non - NI 43-101 – compliant, though Avrupa is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, the Company announced that it completed an initial round of exploratory drilling in late 2011 on the Kamenica license.  Two core holes, totaling 382.6 meters, were completed at two separate targets located about three kilometers apart.  The most interesting of the two holes, at the Metovic target, intercepted multiple generations of visible Fe-Zn-Pb sulfide mineralization in pervasive disseminations and stockwork quartz veining, hosted by strongly altered, calcareous silt and sandstones over the entire 193.3-meter length of the hole.  The hole bottomed in altered quartz diorite porphyry and brecciated quartz diorite containing fragments of the porphyry.  The widespread anomalous sulfide mineralization and strong alteration may indicate the presence of a possible large porphyry-style system within the Kamenica license.

The second hole, at the Grbes target, encountered pyritic gneisses from close to the surface to 120 meters depth, followed by sooty, pyritic black shales and graphitic schists to the bottom of the hole at 189.3 meters.  These strongly altered rock units do not appear at the surface, and are of an older Vardar formation that has been uplifted in this portion of the exploration area.  Further work is necessary to assist in targeting for a possible large mineral system.

b) Glavej

The Glavej license was also renewed for two years under the new 2010 Kosovo Mining Law.  The size of the license was reduced by 50%, according to the law, to 8.1 km2.  The license lies close to the historic, and presently producing, Stan Terg base metal mine, which has operated intermittently for more than 1,000 years, and has reportedly produced more than 35 million

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

metric tonnes of +10% Pb and Zn, and 80 g/t Ag.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Stan Terg Mine is non - NI 43-101 – compliant, though Avrupa is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, Avrupa announced that it completed a third hole late in 2011 at the Hazelnut Hill target on the Glavej exploration license.  The hole intersected iron oxide-rich massive silica and silica breccia over the entire length of the hole to a depth of 139 meters.  Anomalous base metal mineralization was present at the very bottom of the hole.  Difficult drilling conditions and winter weather curtailed the drill hole before reaching total planned depth.

c) Selac

The Selac Ag-Pb-Zn property is located 45-50 kilometers NNW of the capital Prishtine.  The three-year license lies 5-10 kilometers north of the historic, and presently producing, Stan Terg base metal mine.  The property covers an area with high potential for identification of new base and precious metal targets.  Of immediate interest on the Selac license is the northerly extension of the Pogledalo geological-geochemical-geophysical anomaly, first observed on the Glavej license.  Detailed geological mapping and sampling of a 4-6 km2 area of alteration and silicification was completed in Q4.  Results of this work indicate several potential drill targets, and follow-up surface work verified the potential of these targets.

d) Koritnik

On February 14, 2012, the Company announced the acquisition of the Koritnik porphyry Cu-Au exploration license in southern Kosovo. The permit covers approximately 76 km2 of copper and gold stream sediment anomalies draining the Sharr-Dragash intrusion complex and surrounding lands. The Company completed first pass exploration sampling and prospecting during the summer field season and identified several anomalous areas for further exploration and targeting work.  The license is located at higher elevations, and follow-up work is planned for the spring of 2013, when winter conditions subside.

e) Slivovo

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012.  The Company plans surface exploration for precious and base metal mineralization related to Vardar structures similar to the mineralization found at the nearby Artana Mine, presently operated by the Kosovo state mining company.

On November 27, 2012, the Company announced that its geologists have discovered an outcropping, gold-bearing, polymetallic gossan zone on the Slivovo exploration license near the village of Pester late in 2011.  The vertically-oriented gossan zone is located at or around the contact between calcareous sandstones and carbonate rocks, and may represent leached massive sulfide material.  The size of the outcropping gossan zone is 200 meters long with an average width of 100 and height of 75 meters.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Early rock chip sampling of the Pester gossan zone (22 samples) returned strongly anomalous lead (average 1,825 ppm), zinc (average 3,647 ppm), silver (average 11.47 ppm), and gold (average 2.09 ppm) results, and subsequent geological mapping of the area indicated potential for gold-bearing, massive sulfide mineralization of the style common in the Vardar Zone, which extends through east-central Europe.  Mining activities in the Vardar Zone for base metals, silver, and gold, are known since Roman times.  Two nearby massive sulfide deposits, Stan Terg and Artana, are presently being mined by Trepça Mines, the former state mining company of Kosovo.

The Company continued first-pass exploration work during the past few months and outlined a blind massive sulfide drilling target beneath the gossan zone.  In addition, the Company also discovered further gold-bearing rock units in the Pester area.  First-pass soil and rock chip sampling outlined two areas with anomalous gold results.  One area surrounds the gossan zone and measures approximately 500 x 150 meters in size, and is potentially open along strike.  The other gold anomaly is related to beds of an altered calcareous sandstone unit that lies in close proximity to altered intrusive rocks.  The length of this exposed mineralized zone is 900 meters, while known width is 100-150 meters.  It is not possible, at this time, to determine the actual sub-surface projection of the outcropping mineralized target rocks.  The Company is in the process of making applications for trenching of this new discovery.  Permits are expected to be granted for work in late Q1 of 2013, when the end of winter conditions allows for surface exploration work on the license area.

With five licenses in hand, and all containing surface base and/or precious metal mineralization, the Company is poised to attract JV partners in a regional-style exploration program, anchored by advanced greenfields exploration projects at Kamenica, Glavej and Selac, and by attractive exploration prospects at Koritnik and Slivovo.  The Company is continuing to explore for additional attractive prospects in Kosovo, concentrating on potential copper and gold possibilities.  The Company is actively searching for suitable partners in both North America and Europe. First-pass work on all of the properties has, or will include, stream sediment sampling, rock chip sampling, and reconnaissance-style geological mapping and prospecting.  The Kamenica, Glavej, and Selac licenses all have drill-ready targets.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(c) Germany

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. The license is valid until March 2013, and renewable upon proof of continued exploration activities.  There is no royalty attached to the license.  Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property.  Initial work will include property-wide stream sediment sampling, reconnaissance-style mapping and prospecting, and compilation of a large amount of old, but scattered data.  The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions.  Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so.  The first pass sampling, prospecting and geological mapping was underway at the end of September 2012.

Full results from all work were received by the Company at the end of 2012.  The first-pass work indicated several areas of gold and tin anomalism that need further follow-up.  Plans for this exploration work are underway.  In addition, the Mining Authority of the Free State of Saxony in Germany granted the renewal for the license, which is now valid through March 31, 2016.

ERZGEBIRGE JV -- OELSNITZ LICENSE

REICHENBACH
PLAUEN
OELSNITZ
KLINGENTHAL

4 0 4 8

Kilometers

Scale: 1:200,000

As of June 30, 2013, the Company spent $206,321 (€161,612) on the Oelsnitz property. The Company completed its 85% earn-in and is working with Beak to set up the joint-venture entity.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company’s exploration expenses for the period ended June 30, 2013 and the cumulative exploration expenses since acquisition of MAEPA and Innomatik are:

	Portugal					Kosovo				Germany	Total
	Marateca	Alvalade	Covas	Arga	Others	Glavej	Kamenica	Selac	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2013	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,336,049
Additions during the period	-	-	-	-	-	-	-	-	-	-	-
As of June 30, 2013	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,336,049

Mineral exploration expenses for the six months ended June 30, 2013
Concession fees and taxes	$ -	$ 16,524	$ 10,005	$ 6,670	$ 39,714	$ 1,334	$ 1,334	$ -	$ 160	$ -	$ 75,741
Geology work	-	-	-	-	-	811	811	541	35,690	(5,212)	32,641
Insurance	-	2,581	-	-	-	520	520	200	799	-	4,620
Office and administrative fees	289	25,998	5,500	313	5,398	-	167	-	274	-	37,939
Rent	-	70,868	2,801	366	-	733	3,311	733	4,044	-	82,856
Salaries	676	836,976	206,802	33,853	147,820	6,908	29,513	8,137	28,779	-	1,299,464
Site costs	214	12,002	10,594	196	3,331	216	4,291	301	9,289	-	40,434
Travel	150	31,579	10,029	3,214	7,250	-	2,420	190	3,740	-	58,572
Advances from optionee	-	(814,115)	(231,440)	(11,217)	-	-	-	-	-	-	(1,056,772)
	$ 1,329	$ 182,413	$ 14,291	$ 33,395	$203,513	$ 10,522	$ 42,367	$ 10,102	$ 82,775	$ (5,212)	$ 575,495
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	52,837	72,507	128,813	6,670	74,793	10,064	12,776	7,990	26,254	4	392,708
Geology work	-	-	-	-	-	52,790	97,813	55,733	197,477	193,998	597,811
Insurance	-	4,751	122	-	-	1,958	4,105	2,131	6,980	-	20,047
Legal and accounting	-	296	-	-	-	-	-	-	-	-	296
Office and administrative fees	10,159	86,215	13,083	313	8,903	493	4,842	3,266	9,791	5,255	142,320
Rent	7,257	150,791	6,321	366	-	2,180	11,726	8,527	21,581	-	208,749
Salaries	775,632	2,975,635	719,402	33,853	326,260	63,425	149,205	72,886	222,350	7,064	5,345,712
Site costs	22,381	63,868	26,928	196	5,848	27,337	122,753	10,214	64,120	-	343,645
Travel	29,716	124,147	29,841	3,214	16,333	-	2,420	2,409	3,740	-	211,820
Advances from optionee	-	(3,567,189)	(780,737)	(11,217)	-	-	-	-	-	-	(4,359,143)
	$ 897,982	$ (88,979)	$143,773	$ 33,395	$432,137	$161,539	$ 409,209	$163,156	$553,548	$206,321	$ 2,912,081

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

4.  Risks and Uncertainties

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for metals

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future metal sales. The Company closely monitors metal prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Euros and US dollars. Fluctuations in the exchange rates between the Canadian dollar, Euros and US dollar may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Portugal, Germany and Kosovo carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating various commodities in Portugal and Kosovo, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at June 30, 2013 and concluded that no impairment charge was required because:

•

the Company capitalized only its acquisition costs of MAEPA and Innomatik;

•

there have been no significant changes in the legal factors or climate that affects the value of the properties in Portugal and Kosovo;

•

all properties in Portugal and Kosovo remain in good standing; and

•

the Company intends to continue its exploration and development plans on its properties.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010
Total revenues	$ -	$ -	$ -
General and administrative expenses	1,263,626	869,583	701,886
Loss for the period	1,529,054	2,117,206	(1,043,097)
Loss per share	(0.07)	(0.13)	(0.08)
Total assets	2,985,754	1,781,370	4,098,353
Total long-term financial liabilities	-	-	-
Cash dividends declared – per share	N/A	N/A	N/A

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Three months ended
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
Total Revenues	$ -	$ -	$ -	$ -
Loss before other items	$ 100,905	$ 899,708	$ 565,442	$ 337,141
Net loss	$ 94,960	$ 888,723	$ 448,533	$ 333,980
Loss per share	$ 0.00	$ 0.03	$ 0.02	$ 0.02

Three months ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Total Revenues	$ -	$ -	$ -	$ -
Loss before other Items	$ 529,938	$ 198,708	$ 425,614	$ 867,353
Net Loss	$ 550,556	$ 162,985	$ 370,788	$ 753,078
(Loss) per share	$ 0.03	$ 0.01	$ 0.02	$ 0.05

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6(c) Review of Operations and Financial Results

For three months ended June 30, 2013 and three months ended June 30, 2012

During the three months ended June 30, 2013, the Company reported a loss of $94,960 ($0.00 loss per share) (2012 – $550,556 ($0.03 loss per share)).

Excluding the non-cash depreciation of $4,176 (2012 - $6,637) and share-based payment of $nil (2012 - $199,142), the Company’s general and administrative expenses amounted to $192,097 during the three months ended June 30, 2013 (2012 - $226,708), a decrease of $34,611 as a result of conserving cash.

During the three months ended June 30, 2013, the Company expensed exploration costs totaling $851,284 including $105,457 on Covas, $23 on Marateca, $567,756 on Alvalade, $29,975 on Arga, $81,940 on other projects in Portugal, $4,249 on Glavej, $12,321 on Kamenica, $5,202 on Selac, $44,361 on other projects in Kosovo. During the three months ended June 30, 2012, the Company expensed $976,172 in exploration costs which included $18,249 on Covas, $17,501 on Marateca, $749,859 on Alvalade, $27,004 on other projects in Portugal, $5,103 on Glavej, $15,455 on Kamenica,  $11,443 on Selac, $52,745 on other projects in Kosovo, and $78,813 on its project in Germany from its joint-venture partner.

For six months ended June 30, 2013 and six months ended June 30, 2012

During the six months ended June 30, 2013, the Company reported a loss of $983,683 ($0.03 loss per share) (2012 – $713,541 ($0.03 loss per share)).

Excluding the non-cash depreciation of $9,548 (2012 - $9,240) and share-based payment of $nil (2012 - $224,212), the Company’s general and administrative expenses amounted to $415,570 during the six months ended June 30, 2013 (2012 - $449,861), a decrease of $34,291 as a result of conserving cash.

During the six months ended June 30, 2013, the Company expensed exploration costs totaling $1,632,267 including $245,731 on Covas, $1,329 on Marateca, $996,528 on Alvalade, $44,612 on Arga, $203,513 on other projects in Portugal, $10,522 on Glavej, $42,367 on Kamenica, $10,102 on Selac, $82,775 on other projects in Kosovo, and a recovery of $5,212 on its project in Germany from its joint-venture partner.   During the six months ended June 30, 2012, the Company expensed $1,278,342 in exploration costs which included $32,010 on Covas, $53,295 on Marateca, $906,907 on Alvalade, $40,542 on other projects in Portugal, $11,023 on Glavej, $32,307 on Kamenica,  $23,199 on Selac and $100,246 on other projects in Kosovo, and $78,813 on its project in Germany form its joint-venture partner.

6(d) Liquidity and Capital Resources

As at June 30, 2013, the Company’s working capital was $101,342 (December 31, 2012 - $1,126,851). With respect to working capital, $53,092 was held in cash and cash equivalents (December 31, 2012 - $750,240) and $255,674 was held in restricted cash (December 31, 2012 - $290,975). The decrease in cash and cash equivalents was mainly due to the exploration work expense during the period.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

As of the date of this MD&A, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €190,500 ($260,528) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and completed financings in 2012, along with the planned developments within the Company and the expectation to raise further funds in 2013 will allow its efforts to continue throughout 2013. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at June 30, 2013, the Company’s share capital was $4,512,522 (December 31, 2012 - $4,512,522) representing 28,593,571 common shares (December 31, 2012 – 28,593,571 common shares).

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the QT. As at June 30, 2013, there were 195,000 common shares of the Company held in escrow. 195,000 escrow shares were released on July 13, 2013.

The Company has established a stock option plan for its directors, officers, and technical consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

Stock option transactions and the number of stock options are summarized as follows:

	Exercise	December 31,			Expired/	June 30,
Expiry date	price	2012	Granted	Exercised	cancelled	2013
August 28, 2013	$0.20	220,000	-	-	-	220,000
July 8, 2015	$0.35	880,000	-	-	-	880,000
January 27, 2017	$0.35	100,000	-	-	-	100,000
April 10, 2017	$0.30	800,000	-	-	-	800,000
Options outstanding		2,000,000	-	-	-	2,000,000
Options exercisable		2,000,000	-	-	-	2,000,000
Weighted average exercise price		$0.31	$Nil	$Nil	$Nil	$0.31

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The continuity of warrants for the period ended June 30, 2013 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2012	Issued	Exercised	Expired	2013
January 8, 2013	$0.50	5,714,284	-	-	(5,714,284)	-
April 27, 2013	$0.55	625,000	-	-	(625,000)	-
March 28, 2014	$0.50	4,000,000	-	-	-	4,000,000
October 3, 2015	$0.25	7,990,000	-	-	-	7,990,000
Outstanding		18,329,284	-	-	(6,339,284)	11,990,000
Weighted average exercise price		$0.39	$Nil	$Nil	$0.50	$0.33

The continuity of finder’s options for the period ended June 30, 2013 is as follows:

	Exercise	December 31,		Exercised	Expired	June 30,
Expiry date	price	2012	Issued			2013
March 28, 2014	$0.30	183,913	-	-	-	183,913
October 3, 2015	$0.15	545,500	-	-	-	545,500
Outstanding		729,413	-	-	-	729,413
Weighted average exercise price		$0.19	$Nil	$Nil	$Nil	$0.19

If the remaining options, warrants, finder’s options, including the warrants associated with the finder’s options, were exercised, the Company’s available cash would increase by $4,984,830.

As of the date of this MD&A, there were 29,043,571 common shares issued and outstanding and 44,492,397 common shares outstanding on a diluted basis.

6(f) Commitment and Contingency

As of June 30, 2013, the Company had a total of €190,500 ($260,528) (2012: €170,500 ($223,662)) of cash pledged for its exploration licenses in Portugal. The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

6(g) Off-Balance Sheet Arrangements

None.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6(h) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended June 30, 2013

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$109,530	$Nil	$Nil	$Nil	$24,012	$Nil	$133,542
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For the six months ended June 30, 2012

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$92,042	$Nil	$Nil	$Nil	$23,479	$25,070	$140,591
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Related party assets / liabilities

Six months Ended
	Services	June 30, 2013	June 30, 2012	As at	As at
				June 30, 2013	December 31, 2012
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 86,500	$ 65,500	$ 33,207	$ 12,488
Paul W. Kuhn	Consulting, housing allowance, and share-based payment	$ 133,542	$ 140,591	$ 25,655	$ 12,689
Paul L. Nelles (b)	Salaries and share-based payment	$ 29,513	$ 43,287	$Nil	$Nil
Michael Diehl (b)	Salaries and share-based payment	$ 32,444	$ 48,360	$Nil	$Nil
Mineralia (c)	Consulting	$ 143,080	$ 96,265	$ 19,608	$Nil
TOTAL:				$ 78,470	$ 25,177

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are non-controlling shareholders of Innomatik.

(c)

Mineralia, a private company partially owned by the general manager of MAEPA.

6(i) Financial Instruments

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at June 30, 2013, the Company had a cash and cash equivalent and restricted cash balance of $308,766 (December 31, 2012 - $1,041,215) to settle down current liabilities of $525,017 (December 31, 2012 - $274,620).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $2,000 based on the deposits as of June 30, 2013.

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000 based on a $1 million program.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$53,092	$-	$-	$53,092
Restricted cash	$255,674	$-	$-	$255,766
	$308,766	$-	$-	$308,766

6(j) Management of Capital Risk

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital.  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

7. Subsequent Events

There are no subsequent events other than mentioned in the above sections.

8.  Policies and Controls

8(a) Significant Accounting Policies and Estimates

The preparation of these condensed consolidation interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the condensed consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its subsidiaries is the Euros and that the functional currency of its wholly-owned subsidiaries is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

Estimates

•

the recoverability of amounts receivable and prepayments which are included in the consolidated statements of financial position;

•

the carrying amount of an asset or cash-generating unit comparing with the recoverable amount to assess the impairment loss, if any;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

•

the estimated values of the exploration and evaluation assets which are recorded in the consolidated statements of financial position;

•

the inputs used in accounting for share purchase option expense in the condensed consolidated interim statements of comprehensive loss;

•

the assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

8(b) Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2013 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January1, 2015)

•

IFRS 32 (Amended 2011) Financial Instruments: Presentation (effective January 1, 2014)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

8(c) Changes in Internal Controls over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

9. Information on the Board of Directors and Management

Directors:

Mark T. Brown, B.Comm, C.A.

Donald E. Ranta, PhD, AIPG Certified Professional Geologist, QP

Paul Kuhn, M.Sc., P. Geo, SME Registered Member, QP

Audit Committee members:

Mark T. Brown (Chair), Paul W. Kuhn and Donald E. Ranta

Management:

Paul Kuhn, M.Sc. – Chief Executive Officer, President

Winnie Wong, CA – Chief Financial Officer and Corporate Secretary

Avrupa Minerals Ltd.

Management’s Discussion & Analysis